

September 1, 2006

Mr. Manjeet Dhillon
Chief Financial Officer
Challenger Energy Corp.
3300, 400 – 3rd Avenue S.W.
Calgary, Alberta, Canada T2P 4H2

     RE: Challenger Energy Corp.
          Amendment No. 1 to Registration Statement on Form 20-F
          Filed August 9, 2006
          File No. 0-52030

Dear Mr. Dhillon:

We have reviewed your filing and response letter dated August 9, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F

Governmental Regulation of Environmental Matters, page 16

1.   Indicate that basis for your understanding that "the operator is in good standing with respect to permits and licenses."

Operating and Financial Review and Prospects, page 19

2.   We note your response to prior comment 20. Please include your response in your disclosure.

<u>Results of Operations, page 23</u>

3.   We note your revised disclosure in response to prior comment 22. Please expand
        your disclosure further to describe why the per day average production volume
        decreased on a comparative period basis.

<u>Innisfail Property Acquisition</u>

<u>Financial Statements, F-31</u>

4.   We note your response to prior comment 36 indicating that Blue Line Energy may
        be considered the predecessor of Challenger Energy and that you have included
        an audited statement of revenues and direct expenses of the operations of Blue
        Line Energy for the year ended December 31, 2005. We are not currently able to
        conclude that you have provided the required historical financial statements as set
        forth in Item 8.A.2 of Form 20-F. In this regard it appears you will need to
        provide full audited financial statements, including a balance sheet, a statement of
        operations and statement of cash flows for the years ended December 31, 2005
        and 2004, as well as a statement of operation and cash flows for the year ended
        December 31, 2003 of your predecessor Blue, Line Energy.

<u>Note 3 Supplemental Disclosures on Oil and Gas Exploration, Development and
Production Activities (unaudited), page F-33</u>

<u>Discounted Future Net Cash Flows Relating to Proved Gas Reserves, page F-34</u>

5.   We note your presentation of supplemental oil and gas information which
        includes a tabular presentation of discounted future net cash flows before income
        taxes which is a non-GAAP measure. As such, it appears you will need to
        remove this measure from the notes to your financial statements. Refer to General
        Instruction C (e) of Form 20-F and Item 10.e.ii.C of Regulation S-K.

<u>Engineering Comments</u>

<u>Information on the Corporation, page 12</u>

<u>15-17 Well, page 15</u>

6.   Here you disclose a 10% working interest in a well with (presumably) total
        <u>proved developed</u> reserves of 1,020 MMSCFG as of January 1, 2006. On pages
        F-33 and F-34, you disclose net (after royalty) proved developed reserves of 79
        MMSCFG and proved undeveloped reserves of 21 MMSCFG. Please amend
        your document to clarify whether your disclosure on page 15 includes <u>all</u> the
        proved reserves attributable to the 15-17 well. You may contact us for assistance
        in this or any other matter.

Closing Comments

We remind you that the Form 20-F registration statement becomes effective automatically under the Exchange Act 60 days from the date of filing, and the Exchange Act reporting requirements become operative at that time.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jon Duersh at (202) 551-3719 or, in his absence, Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3703 if you have questions regarding comments on the engineering matters. Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at (202) 551-3640 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Duersh
        J. Davis
        R. Winfrey
        J. Wynn

        <u>via facsimile</u>
        Mr. Manjeet Dhillion
        (403) 503-8811